Exhibit 99.88

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

This Management’s Discussion and Analysis (“MD&A”) of VERSES AI Inc. (“Company” or “VERSES”) is for the three months ended December 31, 2023, and is prepared by management using information available as of February 14, 2024. The Company’s fiscal year end is March 31. The three months ended December 31, 2023, is referred to as “Q3 2024”, and the three months ended on December 31, 2022 is referred to as “Q3 2023”. This MD&A should be read in conjunction with the condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2023 and the Company’s audited consolidated financial statements for the year ended March 31, 2023, and the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This MD&A complements and supplements, but does not form part of, the Company’s condensed consolidated interim financial statements. This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language.

This MD&A is prepared in conformity with National Instrument (“NI”) 51-102F1 Management’s Discussion & Analysis.

All dollar amounts referred to in this MD&A are expressed in United States dollars unless otherwise indicated.

DISCLAIMER FOR FORWARD LOOKING STATEMENTS

This following MD&A contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipate will or may occur in the future, including statements about the anticipated impact of the operations of the Company, as well as the benefits expected to result from capital expenditures, potential management contracts for ongoing services, and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to the GeniusTM beta program and the Company’s future objectives and plans.

There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this MD&A. Although the Company believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are based on a number of assumptions of management, including, without limitation: that the GeniusTM beta program will proceed as planned and that the Company will be able to operate and advance its business objectives as currently anticipated.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include but are not limited to risks related to: failure to launch the GeniusTM beta program as anticipated, or at all; general business operations; sales assumptions; limited operating history; development of the Company’s brand; competition; need for continued improvement; intellectual property issues; interactive digital media; potential liability claims; litigation; insurance; economic downturns; currency; key personnel; conflicts of interest; changes in general applicable laws; compliance with advertising laws and regulations; foreign operations; no guaranteed return on investment; dilution; fluctuation of share price; access to capital; internal controls; accounting policies; and other factors beyond the control of the Company. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks as more particularly described under “Risk Factors.” Although the Company attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

BUSINESS OVERVIEW

The Company was incorporated under The Business Corporations Act (British Columbia) (the “BCBCA”) on November 19, 2020, under the name Chromos Capital Corp. On June 17, 2021, the Company changed its name to Verses Technologies Inc. and on June 21, 2021, the Company entered into a Contribution Agreement with Verses Technologies USA, Inc. (formerly Verses Labs Inc.) (“VTU”) pursuant to which VTU’s shareholders exchanged all of the outstanding shares for Subordinate Voting Shares of the Company (the “VTU Transaction”). Upon closing of the VTU Transaction on July 20, 2021, VTU became a wholly owned subsidiary of the Company, the shareholders of VTU held the majority of the Company’s outstanding Subordinate Voting Shares, all of the Company’s business was conducted through VTU and the management of VTU became the Company’s management.

On March 31, 2023, the Company changed its name to VERSES AI Inc.

VERSES is a cognitive computing company specializing in next generation artificial intelligence (“AI”) systems. The Company is primarily focused on developing Genius™, an intelligence-as-a-service smart software platform, which absorbs the Company’s KOSM™ and KOSM Exchange products.

The Company’s business is based on the idea of the “Spatial Web” – an open, hyper-connected, context-aware, governance-based network of humans, machines and AI. The Company’s ambition is to build tools that enable the Spatial Web to become a proponent of in the transition from the information age to the intelligence age.

The Company’s approach to building intelligent systems is patterned after the Free Energy Principle (“FEP”) – a theory of intelligence, living systems, and the biological algorithms found in nature – and leverages Hyperspatial Modeling Language (“HSML”), an invention for encoding knowledge and rules in a universal format.

Products

Generative AI models like GPT and DALL-E-2 excel at producing written and visual content by predicting the next statistically most likely word or pixel based on “correlations” and patterns found in enormous training data sets. While some outputs might suggest some spark of intelligence, mathematically, such generative AI models simply mimic the input data on which they were trained, including the biases therein, without genuine understanding or reasoning. Further, there are ethical concerns around, among other things, the predisposition of such technology for potentially generating misinformation, and the likelihood of intellectual property infringement used in training data without consent or remuneration. The Company believes it will take more than increasing the volume of training data sets to create artificial general intelligence (“AGI”).

GeniusTM

VERSES’ flagship product, GeniusTM, generates intelligent agents (“Genius Agents”), each having a “digital brain”, that transforms data into an interoperable knowledge model (“Genius Core”) in order to infer the “causality” and hidden states that generate the data they observe. This causal modeling or “inference” mechanism is built on the Company’s active inference-based framework (“Active Inference”) (designed upon the FEP), and represents a form of learning, understanding, and reasoning with the aim of increasing prediction accuracy.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

In conventional computing, storage and compute are independent components and the sequential data transfer between the two is massively inefficient in both time and energy. In the brain, neurons function as both memory and processor and, being interconnected, process information in parallel. Genius Core and Genius Agents function like memory and processor, respectively, and, like a biological neural network, the symbiotic relationship between the two blurs the line between memory and processing and therefore GeniusTM can be described as a neuromorphic architecture. For clarity, Genius Agents and Genius Core are not separate products but rather two sides of the same coin (GeniusTM).

Genius Agents

Genius Agents read from and write to HSML knowledge models to learn, reason and adapt. Much like a real assistant, Genius Agents are designed to solve complex problems based on context, intent, requirements, and restrictions. The more context (such as location, schedule, weather, history, preferences, goals, and available resources) that a Genius Agent has, the more hyper-personalized the results and recommendations it can provide. Genius Agents are designed to adapt to dynamically changing conditions and collaborate with other agents, which is essential for evolving from automatic, to automated, to autonomous, and ultimately, to autonomic self-organizing systems.

Genius Agents can perform other highly context-dependent, multi-decision, and multi-step functions in a professional capacity such as aggregating information from multiple sources into a unified report with charts, graphs, summaries, and suggested action items. For instance, a Genius Agent could ingest a number of unstructured pdfs of research papers and generate an HSML knowledge graph mapping all authors, university attributions, bibliographical references, external citations, diagrams, formulas, and other content to answer complex questions – the answers to which are not explicit and must be inferred.

Genius Core

Data structures such as document-oriented databases, knowledge graphs, and vector databases offer different solutions for data storage and retrieval, each having unique strengths and weaknesses. Genius Core is a unique search, recommendation, and knowledge engine that combines the benefits of all three types (document, graph, and vector) by transforming structured and unstructured data into a unified hyperspatial knowledge model that is uniquely suited to serve as memory for AI systems which need to represent complex multidimensional relationships. In Genius Core, entities and their relationships are modeled in HSML and queried via Hyperspatial Query Language (“HSQL”).

Wayfinder Services

WAYFINDER™ Services are specialized Genius Agents designed to address real world spatial challenges. Examples include routing, slotting, sequencing, and capacity management which entail optimizing for travel distance and travel time. VERSES developed a reference application, WAYFINDER Mobile, powered by GeniusTM, that is designed to demonstrate the benefits of a multi-dimensional knowledge model applied to the supply chain sector. It assists warehouse workers with several day-to-day tasks, including picking, put-away, inventory inquiries and replenishment. This handheld app directs users safely through an environment using a multi-modal guided workflow that includes both visual and audio instructions. It works in combination with a web-based WAYFINDER Portal to optimize and automate task-based operations in logistics-heavy environments such as warehouses and retail locations by improving the use of space and the flow of assets through them via highly contextualized, predictive AI-assisted modeling and routing.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

Business Model

The Company expects to launch a private beta program of its GeniusTM software with a few select partners, with whom the Company has existing business relationships by the end of the first fiscal quarter of 2024, and thereafter expects to launch a publicly accessible beta program for a broader number of developers to ensure systems and resources are in place to meet demand at scale. A fully open beta program is expected to precede a full 1.0 launch of GeniusTM, which is estimated to occur in 2025.

Highlights - Q3 2024

On October 6, 2023, the Company announced that it has filed a final short form prospectus (“Prospectus”) and obtained a receipt (the “Receipt”) in each of the provinces of British Columbia, Alberta, Saskatchewan and Ontario to qualify the distribution of (i) an aggregate of 6,612,849 units of the Company (the “Units”) issuable upon the deemed exercise of 6,612,849 special warrants of the Company (the “Special Warrants”) previously issued on July 6, 2023 (the “Closing Date”) pursuant to prospectus exemptions under applicable securities legislation (the “Offering”); and (ii) 405,383 broker warrants of the Company (the “Broker Warrants”) issuable upon the deemed exercise of 405,383 broker special warrants of the Company (the “Broker Special Warrants”) previously issued on the Closing Date in connection with the Offering.

Each Unit consists of one Class A Subordinate Voting share of the Company (a “Unit Share”) and one-half of one Class A Subordinate Voting share purchase warrant of the Company (each whole warrant, a “Unit Warrant”). Each Unit Warrant will entitle the holder thereof to purchase one Class A Subordinate Voting share (a “Warrant Share”) at an exercise price of $2.55 (the “Exercise Price”) per Warrant Share, subject to adjustment in certain circumstances, for 36 months following the Closing Date, pursuant to the terms of a warrant indenture (the “Warrant Indenture”) dated as of the Closing Date between the Company and Endeavor Trust Company, as Unit Warrant agent (the “Warrant Agent”). If the volume weighted average trading price of the Class A Subordinate Voting shares of the Company (the “Subordinate Voting Shares”) is equal to or greater than $5.55 for any 10 consecutive trading day period on the NEO Exchange (or such other stock exchange where the Subordinate Voting Shares are then listed) at any time following the Closing Date, the Company may provide notice to the Warrant Agent and the registered holders of the Unit Warrants (the “Warrant Acceleration Notice”) in the manner specified pursuant to the terms of the Warrant Indenture stating that the expiry of the Unit Warrants will be accelerated to the date specified in such Warrant Acceleration Notice, provided such date will not be less than 30 trading days after the date of such Warrant Acceleration Notice.

Each Broker Special Warrant, upon automatic conversion, entitled the holder thereof to receive one non-transferable warrant of the Company (a “Broker Warrant”) at no additional cost. Each Broker Warrant will entitle the holder thereof to acquire one unit of the Company (a “Broker Unit”) at a price per Broker Unit equal to $2.05, with each Broker Unit being comprised of one Subordinate Voting Share (a “Broker Unit Share”) and one-half of one non-transferable Subordinate Voting Share purchase warrant of the Company (each whole warrant, a “Broker Unit Warrant”). Each Broker Unit Warrant shall be exercisable into one Subordinate Voting Share at the Exercise Price until July 6, 2026 pursuant to the terms of the Warrant Indenture, and such Broker Unit Warrants will have the same terms as the Unit Warrants and will be subject to the terms and conditions of the Warrant Indenture.

As a result of obtaining the Receipt, the Company has delivered a notice to the agent for the Special Warrants that the Special Warrants shall be deemed to be exercised as of October 5, 2023. The Company has also delivered notice to the holders of Broker Special Warrants that the Broker Special Warrants shall also be deemed exercised as of October 5, 2023 in accordance with their terms. Following the deemed exercise of the Special Warrants and the Broker Special Warrants, the Company issued the Units and the Broker Warrants to the holders of Special Warrants and the holders of Broker Special Warrants, respectively.

On October 31, 2023, the Company announced Nalantis as the first participant in a private Genius™ beta program, which aims to advance and redefine AI.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

Nalantis is a next-gen language technology company bridging the gap between processing and understanding data. Their solution integrates semantics, linguistics, machine learning and deep learning to foster semantic language representation and the analysis of unstructured text. Nalantis improves the analysis of documents and allows a contextual understanding of text from documents, videos and other sources.

On November 7, 2023, the Company announced a partnership with Cortical Labs, a biological hardware startup that is seeking to revolutionize computing by fusing live neurons with silicon chips.

The partnership between VERSES and Cortical Labs marks an alignment of philosophies around the future of computing between software patterned after algorithms found in nature and hardware constructed from brain cells. Cortical Labs, recently backed by billionaire Li Ka Shing and In-Q-Tel, the venture capital arm of the Central Intelligence Agency (CIA), are the creators of DishBrain - a synthetic biological computer consisting of 800,000 neurons, grown in-vitro, capable of performing goal-directed tasks, such as playing the tennis-like computer game Pong.

On November 15, 2023, the Company announced SimWell, a multinational digital simulations company aiming to make the world more efficient through the use of advanced analytics technologies, has agreed to join the private Genius™ Beta Program.

For VERSES and SimWell, this marked a significant milestone as SimWell agreed to become a beta partner for the Genius™ platform. SimWell specializes in custom development work, particularly in creating digital twins for simulation purposes. Their expertise aligns with the goals of Genius™, which VERSES’ believes makes them an ideal candidate to explore and validate the capabilities of this new technology platform.

On November 20, 2023, the Company announced National Aeronautics and Space Administration’s (NASA) Jet Propulsion Laboratory (JPL) joined the Beta program of its Intelligence-as-a-Service platform, Genius™.

NASA seeks to advance international and interagency collaboration on space exploration through technology and policy standards. NASA, JPL and many other stakeholders in the new “space race” have a vested interest in standardizing infrastructure and supporting the space economy.

On December 21, 2023, the Company announced that the Volvo Car Group has joined VERSES Genius™ Beta Program for the testing of Genius™in applications related to advanced driver assistance and autonomous driving. The Company believes this strategic move underscores Volvo’s proactive approach to testing and implementing innovative solutions with high impact potential on human and autonomous driving safety.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table presents selected financial information for each of the last eight quarters.

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
	$	$	$	$
Revenue	544,536	558,814	275,519	392,492
Net comprehensive profit (loss)	(14,900,263)	(8,184,399)	(8,138,503)	(5,240,776)
Loss per class A subordinate voting shares - basic and diluted	(0.10)	(0.06)	(0.07)	(0.04)
Loss per class B proportionate voting shares - basic and diluted	(0.64)	(0.37)	(0.41)	(0.28)
Total assets	11,400,490	17,965,967	11,215,601	8,640,747
Working capital (deficit)	7,206,302	15,120,282	1,665,651	640,853

	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
	$	$	$	$
Revenue	560,546	278,547	373,519	347,492
Net comprehensive profit (loss)	(4,571,356)	(4,860,559)	(5,188,088)	(2,499,793)
Loss per class A subordinate voting shares - basic and diluted	(0.04)	(0.04)	(0.05)	(0.02)
Loss per class B proportionate voting shares - basic and diluted	(0.25)	(0.25)	(0.32)	(0.15)
Total assets	8,010,329	12,157,910	6,126,884	9,028,388
Working capital (deficit)	4,544,825	8,680,727	2,653,482	6,514,837

During the quarter ending June 30, 2022, the Company recorded a net comprehensive loss of $5,188,088, mainly due to research and development ($1,297,122), and share-based ($1,063,241) expenses.

During the quarter ended March 31, 2023, the Company recorded net comprehensive loss of $5,240,776, which is $669,420 higher than the net comprehensive loss recorded in the quarter ending December 31, 2023, due to lower grant income and revenue ($383,723), and higher interest expenses from the convertible debenture ($101,918).

During the quarter ended June 30, 2023, the Company recorded net comprehensive loss of $8,138,503, which is $2,897,727 higher than the net comprehensive loss recorded in the quarter ending March 31, 2023, due higher marketing expenses ($942,011), share-based payments from the revaluation of the options and broker warrants ($615,394), investor relations expenses ($465,535), and research and development expenses ($414,746).

During the quarter ended September 30, 2023, the Company recorded net assets of $17,965,967 which is $6,750,366 higher than previous quarter mainly due to new fundraising in July 2023. The increase of net assets combined with the conversion of the convertible debentures resulted in a higher working capital, which is $13,454,631 higher than in the previous quarter.

During the quarter ended December 31, 2023, the Company recorded a net comprehensive loss of $14,900,263 which is $6,715,864 higher than previous quarter mainly due to the grant of stock options to employees and strategic consultants which resulted in a rise in share-based compensation to $6,267,643.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table sets forth selected financial information for Q3 2024 and Q3 2023, which has been derived from the condensed consolidated interim financial statements and accompanying notes, in each case prepared in accordance with IFRS. The following discussion should be read in conjunction with the condensed consolidated interim financial statements, and it may not be indicative of the Company’s future performance.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2023

	Q3 2024	Q3 2023
	$	$
Total revenue	544,536	560,546
Net loss	(14,902,916)	(4,649,121)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.10)	(0.04)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	(0.64)	(0.25)
Total assets	11,400,490	8,010,329
Total liabilities	4,027,569	2,481,833

The following table provides an overview of the financial results in Q3 2024 as compared to Q3 2023:

	Q3 2024	Q3 2023
Revenue	$544,536	$560,546
Cost of revenue	(396,496)	(475,335)
	148,040	85,211
Expenses:
Accounting fees	123,886	140,684
Consulting fees	1,242,469	104,196
Depreciation	70,580	60,832
Investor relations	754,247	588,211
Legal fees	580,208	258,927
Management fees	12,500	-
Marketing	916,314	179,725
Office and general	420,161	310,989
Personnel expenses	654,900	732,745
Rent	2,220	6,984
Research and development	3,712,272	1,498,736
Share based payments	6,267,643	720,350
Travel and meals	372,987	219,908
	15,130,387	4,822,287

Other items:
Interest expense	(2,226)	(7,068)
Other income	81,657	965
Grant income	-	94,058
NET LOSS	$(14,902,916)	$(4,649,121)

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

DISCUSSIONS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2023

VERSES recorded a net loss of $14,902,916 in Q3 2024, which is $10,253,795 higher than the loss of $4,649,121 in Q3 2023, mainly attributed to increases in share-based payments ($5,547,293), research and development ($2,213,536), and consulting fees ($1,138,273).

Revenues

During Q3 2024, the Company’s revenue was $544,536, a decrease of $16,010 compared to $560,546 during Q3 2023. This increase is attributable to the completion of proof of concept projects during Q3 2024.

For the quarter ended	Q3 2024	Q3 2023	Change
Recognized at a point in time	$-	$282,000	$(282,000)
Recognized over the duration of contracts	544,536	278,546	265,990
Total Revenue	$544,536	$560,546	$(16,010)

Cost of revenue

The Company incurred $396,496 in cost of revenue during Q3 2024, a decrease of $78,839 when compared to $475,335 during Q3 2023, mainly attributed to better margin from new customer related to software implementation.

Expenses

Expenses increased $10,308,100 from $4,822,287 in Q3 2023 to $15,130,387 in Q3 2024. The changes in expenses were attributable to the following items:

For the period ended	Q3 2024	Q3 2023	Change
Accounting fees	$123,886	$140,684	$(16,798)
Consulting fees	1,242,469	104,196	1,138,273
Depreciation	70,580	60,832	9,748
Investor relations	754,247	588,211	166,036
Legal fees	580,208	258,927	321,281
Management fees	12,500	-	12,500
Marketing	916,314	179,725	736,589
Office and general	420,161	310,989	109,172
Personnel expenses	654,900	732,745	(77,845)
Rent	2,220	6,984	(4,764)
Research and development	3,712,272	1,498,736	2,213,536
Share based payments	6,267,643	720,350	5,547,293
Travel and meals	372,987	219,908	153,079
Total operating expenses	$15,130,387	$4,822,287	$10,308,100

●	Consulting fees increased by $1,138,273 as a direct result of increases to business development consulting ($1,051,875), financial advisory services ($48,484), and consulting related to service delivery for the government grant received from Innovation and Networks Executive Agency (“INEA”), which was delegated under the European Commission ($55,534). Consulting fees paid to advisors were used to advance the Company’s business objectives which include, but are not limited to: development and dissemination of corporate information; strategic corporate and media partner introductions; management of business relationships; preparation of capital structure and valuation materials; sourcing potential acquisition and investment targets; and securing commodity marketing partners.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

●	The investor relations increase of $166,036 is mostly attributed to investor communications initiatives that are directly related to the Company’s public offerings and ongoing investor relations. Main expenses are related to the corporate and business strategy, including the introduction of the Company on international exchanges and partners, especially in the European market ($520,481), capital markets/business development to provide shareholders, investment dealers and prospective investors with information regarding the Company and its activities, including copies of materials previously filed with regulatory authorities or prepared by registered brokers or investment dealers, or published in newspapers, magazines, or other periodicals ($63,133), and public relations to provide the Company a profile and visibility in the investment community, investor relations programs and strategies, and defining strategic and financial objectives ($51,422).

●	Legal fees increased by $321,281 when compared to the previous year mainly due to special projects being conducted by the legal team plus litigation expenses.

●	The increase of $736,589 related to marketing is attributable to increases in branding and awareness campaigns. Main expenses are related to digital marketing services ($402,771), marketing and investor awareness including content creation management, author sourcing, project management and media distribution ($202,014), social media management and content marketing services ($106,027), spatial web adoption services ($84,000), and targeted marketing campaigns ($64,000).

●	Research and development increased by $2,213,536 as the Company increased the size to the team to focus on development of its products.

●	Share based compensation increased by $5,547,293 due to stock options and restricted stock units granted to the employees and strategic consultants of the Company.

Other items

During Q3 2024, other items amounted to an income of $79,431 which is a decrease of $8,524 from an income of $87,955 during Q3 2023. The changes in other items were impacted by the following items:

For the period ended	Q3 2024	Q3 2023	Change
Interest expense	$(2,226)	$(7,068)	$4,842
Other income	81,657	965	80,692
Grant income	-	94,058	(94,058)
Total other items	$79,431	$87,955	$(8,524)

●	Interest expense decrease relates to the interest accrual of the convertible debentures in Q2 2024.

●	Other income of $81,657 consisted of interest income from interest-bearing accounts.

●	Grant income was related to a government grant received from INEA, which was delegated under the European Commission. The grant was awarded for the project entitled Creating the 21st century spatial ecosystem – FF2020. Grant income decreased because the Company has concluded the final deliverables for the final grant payment (€142,000).

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2023

	December 31, 2023	December 31, 2022
Total revenue	$1,378,869	$1,212,612
Net loss	(31,036,486)	(14,186,711)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.23)	(0.13)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	(1.44)	(0.82)
Total assets	11,400,490	8,010,329
Total liabilities	$4,027,569	$2,481,833

The following table provides an overview of the financial results for the nine months ended December 31, 2023, as compared to December 31, 2022:

For the period ended	December 31, 2023	December 31, 2022
Revenue	$1,378,869	$1,212,612
Cost of revenue	(1,140,198)	(880,261)
	238,671	332,351
Expenses:
Accounting fees	395,926	514,913
Consulting fees	3,325,425	394,931
Depreciation	196,814	177,042
Investor relations	2,163,563	1,168,701
Legal fees	1,289,425	759,049
Management fees	12,500	-
Marketing	3,574,829	1,257,372
Office and general	1,318,350	859,958
Personnel expenses	2,713,028	2,313,445
Rent	12,603	20,478
Research and development	7,934,611	4,314,912
Share based payments	7,233,036	2,275,250
Travel and meals	814,118	715,815
	30,984,228	14,771,866

Other items:
Interest expense	(346,854)	(22,807)
Accretion expense	(203,918)	-
Other income	259,843	17,955
Grant income	-	257,656
Loss before income taxes	$(31,036,486)	$(14,186,711)

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

DISCUSSIONS OF OPERATIONS FOR THE NINE MONTHS ENDED DECEMBER 31, 2023

VERSES recorded a net loss of $31,036,486 during the period ending December 31, 2023, which is $16,849,775 higher than the loss of $14,186,711 during the period ending December 31, 2022, mainly attributable to increases in shared-based payments ($4,957,786), research and development ($3,619,699), consulting fees ($2,930,494), and marketing expenses ($2,317,457).

Revenues

During the period ending December 31, 2023, the Company’s revenue was $1,378,869, an increase of $166,257 compared to $1,212,612 during the period ending December 31, 2022. This increase is attributable to a new project related to software development initiated in Q3 2024.

For the period ended	December 31, 2023	December 31, 2022	Change
Recognized at a point in time	$218,600	$380,000	$(161,400)
Recognized over the duration of contracts	1,160,269	832,612	327,657
Total Revenue	$1,378,869	$1,212,612	$166,257

Cost of revenue

The Company incurred $1,140,198 in cost of revenue during the period ending December 31, 2023, an increase of $259,937 when compared to $880,261 during the period ending December 31, 2022, mainly attributed to higher costs incurred to perform the project delivery.

Expenses

Expenses increased $16,212,362 from $14,771,866 in the period ending December 31, 2022 to $30,984,228 in the period ending December 31, 2023. The changes in expenses were attributable to the following items:

For the period ended	December 31, 2023	December 31, 2022	Change
Accounting fees	$395,926	$514,913	$(118,987)
Consulting fees	3,325,425	394,931	2,930,494
Depreciation	196,814	177,042	19,772
Investor relations	2,163,563	1,168,701	994,862
Legal fees	1,289,425	759,049	530,376
Management fees	12,500	-	12,500
Marketing	3,574,829	1,257,372	2,317,457
Office and general	1,318,350	859,958	458,392
Personnel expenses	2,713,028	2,313,445	399,583
Rent	12,603	20,478	(7,875)
Research and development	7,934,611	4,314,912	3,619,699
Share based payments	7,233,036	2,275,250	4,957,786
Travel and meals	814,118	715,815	98,303
Total operating expenses	$30,984,228	$14,771,866	$16,212,362

●	Consulting fees increased by $2,930,494 as a direct result of increases to business development consulting ($2,447,876), financial advisory services ($445,220), and consulting related to service delivery for the government grant received from INEA, which was delegated under the European Commission ($215,790). Consulting fees paid to advisors were used to advance the Company’s business objectives which include, but are not limited to: development and dissemination of corporate information; strategic corporate and media partner introductions; management of business relationships; preparation of capital structure and valuation materials; sourcing potential acquisition and investment targets; and securing commodity marketing partners.

11

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

●	The investor relations increase of $994,862 is mostly attributed to investor communications initiatives that are directly related to the Company’s public offerings and ongoing investor relations. Main expenses are related to the development of the corporate and business strategy, including the introduction of the Company on international exchanges and partners, especially in the European market ($1,169,641), public relations to provide the Company a profile and visibility in the investment community, investor relations programs and strategies, and defining strategic and financial objectives ($358,858), capital markets/business development to provide shareholders, investment dealers and prospective investors with information regarding the Company and its activities, including copies of materials previously filed with regulatory authorities or prepared by registered brokers or investment dealers, or published in newspapers, magazines, or other periodicals ($241,115), and sponsored advertising ($53,356).

●	The increase of $2,317,457 related to marketing is attributable to increases in branding and awareness campaigns. Main expenses are related to digital marketing services ($1,276,079), marketing and investor awareness including content creation management, author sourcing, project management and media distribution ($1,013,216), video production ($360,000), spatial web adoption services ($252,000), social media management and content marketing services ($106,027), and targeted marketing campaigns ($64,000).

●	Research and development increased by $3,619,699 as the Company focused on further development of its products, as well as incubation of new concepts.

●	Share based compensation increased by $4,957,786 due to stock options and restricted stock units granted to the employees and strategic consultants of the Company.

Other items

During the period ending December 31, 2023, other items amounted to an expense of $290,929 which is a decrease of $543,733 from an income of $252,804 during the period ending December 31, 2022. The changes in other items were impacted by the following items:

For the period ended	December 31, 2023	December 31, 2022	Change
Interest expense	$(346,854)	$(22,807)	$(324,047)
Accretion expense	(203,918)	-	(203,918)
Other income	259,843	17,955	241,888
Grant income	-	257,656	(257,656)
Total other items	$(290,929)	$252,804	$(543,733)

●	Interest expense increase relates to the interest accrual of the convertible debentures during the period ending December 31, 2023.

●	Accretion expense increase relates to the interest accrual of the convertible debentures during the period ending December 31, 2023.

●	Other income of $259,843 consisted of interest income from the Company’s interest-bearing account.

12

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

●	Grant income was related to a government grant received from INEA, which was delegated under the European Commission. The grant was awarded for the project entitled Creating the 21st century spatial ecosystem – FF2020. Grant income decreased because the Company has concluded the final deliverables for the final grant payment (€142,000).

LIQUIDITY AND CAPITAL RESOURCES

For the period ended	December 31, 2023	December 31, 2022	Change
Cash used in operating activities	$(23,358,253)	$(13,501,683)	$(9,856,570)
Cash used in investing activities	(161,099)	(140,723)	(20,376)
Cash provided (used in) financing activities	25,027,744	10,681,426	14,346,318
Foreign exchange effect on cash	(186,679)	(433,292)	246,613
Net change in cash and restricted during the period	$1,321,713	$(3,394,272)	$4,715,985

Cash used in operating activities is comprised of net loss, add-back of non-cash expenses, and net change in non-cash working capital items. Cash used in operating activities increased to $23,358,253 in the period ended December 31, 2023 from $13,501,683 in the period ended December 31, 2022. The increase is attributed to the higher loss adjusted by items not involving cash in the period ended December 31, 2023 ($11,525,601).

The increase in financing activities is due to net proceeds from the exercise of warrants and options, the obtaining of the Receipt for the Offering and the associated conversion of the Special Warrants and Broker Special Warrants in the period ended December 31, 2023.

The Company has historically raised sufficient funds to carry out its growth plans, in part, on the continuation of its agreements and investor support. The Company will continue to rely on such support to generate sufficient amounts of cash and cash equivalents to maintain capacity, satisfy short and long term capital requirements, and meet planned growth objectives. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and its success with its strategic collaborations. Any quoted market for the Company’s shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating new revenues, cash flows or earnings. The general working capital requirements are explained in the Use of Proceeds From Previous Financings section.

Historically, the Company has used net proceeds from issuances of debt and shares to provide sufficient funds to meet its near-term asset development plans and other contractual obligations when due.

COMMITMENTS

The Company has an obligation to pay royalties to Cyberlab, LLC (a company owned by a director and officer). Cyberlab shall be entitled to receive a share of the gross revenue derived from the sales, licensing and other commercial activities involving Spatial Domain Names, pursuant to the following schedule:

●	Years 1 through 10 of the Spatial Domain Program: Cyberlab shall be entitled to Five Percent (5%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Five Percent (95%) to allocate between itself and other Spatial Domain Program stakeholders (e.g. registries, registrars, etc.) as it sees fit.

●	Years 11 through 14 of the Spatial Domain Program: Cyberlab shall be entitled to retain Four Percent (4%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Six Percent (96%).

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

●	Years 15 through 17 of the Spatial Domain Program: Cyberlab shall be entitled to retain Three Percent (3%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Seven Percent (97%).

●	Years 18 and 19 of the Spatial Domain Program: Cyberlab shall be entitled to retain Two Percent (2%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Eight Percent (98%).

●	Years 20 through 25 of the Spatial Domain Program: Cyberlab shall be entitled to retain One Percent (1%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Nine Percent (99%).

The Company is obligated to grant stock options (“Options”), deferred share units (“DSU”), or restricted stock units (“RSU”) to qualifying consultants and employees based on their respective contracts, to be determined at grant date based on the market price of the Company’s shares. As at December 31, 2023, 9,394,670 equity compensation has been granted, and the outstanding commitment balance is 8,440,855 to be granted as options, RSUs or DSUs.

The Company has also entered into severance agreements with executives of the Company. In the case of involuntary termination or a change in control, the executives are entitled to a monetary payment equal to 12 months worth of base salary, continuation for 12 months of medical and dental insurance, and immediate, accelerated vesting of all stock options, equity, and related compensation.In addition, the Company’s annual lease payments remaining until the end of the life of the lease is $19,140 for the year ending March 31, 2024.

In addition, the Company’s remaining lease payments to the end of the life of the lease is $19,140 (to February 2024).

OUTSTANDING SHARE CAPITAL

As at	The date of this MD&A	December 31, 2023
Shares issued to Class A Subordinate Voting Share shareholders	86,378,102	85,236,232
Shares issued to Class B Proportionate Voting Shares shareholders	10,000,000	10,000,000

OUTSTANDING WARRANTS

As at		The date of this MD&A	December 31, 2023
Warrants	(Note 1)	1,250,000	1,250,000
Warrants	(Note 2)	22,615,861	23,063,981
		23,865,861	24,313,981

Notes:

(1)	Assumed from VHI - each warrant entitles the holder thereof to acquire one Subordinate Voting Share of the Company for a price of CAD$0.40 per Subordinate Voting Share until April 15, 2026.

(2)	- 1,151,892 finder’s warrants issued are exercisable at CAD$0.80 into one Subordinate Voting Share and one-half share purchase warrant, where each full warrant is exercisable at CAD $1.20 into one Subordinate Voting Share.

- 108,233 finder’s warrants are exercisable at CAD$1.20 into one Subordinate Voting Share.

- 978,794 warrants are exercisable at CAD$0.80 into one Subordinate Voting Share.

- 9,795,905 warrants are exercisable at CAD$1.00 into one Subordinate Voting Share.

- 592,214 warrants are exercisable at CAD$1.20 into one Subordinate Voting Share.

- 1,242,956 finder’s warrants are exercisable at CAD$1.00 into one Subordinate Voting Share and one-half share purchase warrant, where each full warrant is exercisable at CAD $1.20 into one Subordinate Voting Share.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

- 7,956,740 warrants are exercisable at CAD$2.55 into one Subordinate Voting Share.

- 789,127 finder’s special warrants exercisable at CAD$2.05 into one Subordinate Voting Share and one-half share purchase warrant, where each full warrant is exercisable at CAD $2.55 into one Subordinate Voting Share.

OUTSTANDING STOCK OPTIONS

As at		The date of this MD&A	December 31, 2023
Stock options	(Note 1)	14,646,250	14,665,000

Notes:

(1)	- 3,800,000 stock options are exercisable at CAD$0.80 into one Subordinate Voting Share.

- 865,000 stock options are exercisable at CAD$1.00 into one Subordinate Voting Share.

- 100,000 stock options are exercisable at CAD$1.65 into one Subordinate Voting Share.

- 9,881,250 stock options are exercisable at CAD$1.35 into one Subordinate Voting Share.

OUTSTANDING RESTRICTED SHARE UNITS (“RSUs”)

As at		The date of this MD&A	December 31, 2023
RSUs	(Note 1)	650,000	650,000

Notes:

(1)	RSUs are convertible into one Subordinate Voting Shares or payable in cash.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related parties consist of directors, executive officers, and companies owned in whole or in part by those individuals. Transactions are measured at the exchange amount, which is the amount agreed to by the parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and senior officers.

The following salaries and expenses were incurred:

	Three months ended		Nine months ended
	December 31,		December 31,
	2023	2022	2023	2022
Management fees	$12,500	$-	$12,500	$-
Management salaries and benefits included in personnel expenses	316,667	282,436	1,062,837	853,308
Share-based payments	130,818	-	564,875	639,198
	$459,985	$282,436	$1,640,212	$1,492,506

In the three months ended December 31, 2023, the revaluation of the RSU liability with a related party resulted in a net expense of $84,252.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

The following management members incurred in the salaries:

	Three months ended		Nine months ended
	December 31,		December 31,
	2023	2022	2023	2022
Management salaries, Chief Executive Officer and Founder	99,445	80,586	367,574	241,758
Management salaries, President and Founder	81,997	69,837	297,949	209,511
Management salaries, Chief Financial Officer	66,605	66,733	195,905	206,199
Management salaries, Chief Marketing Officer	68,620	65,280	201,409	195,840
Total	$316,667	$282,436	$1,062,837	$853,308

Amounts due to or from related parties, including amounts due to key management personnel are unsecured, interest-free, and settlement generally occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Included in accounts payable and accrued liabilities at December 31, 2023, were amounts totalling $12,500 (March 31, 2023 – $12,867) due to the chair of the board of directors. Included in due from related parties at December 31, 2023, were amounts totalling $1,541,542 (March 31, 2023 - $866,688) due from companies controlled by the Chief Executive Officer and the President of the Company, and a loan granted to the Chief Marketing Officer.

USE OF PROCEEDS FROM PREVIOUS FINANCINGS

The Company is primarily focused on developing Genius™, an intelligence-as-a-service smart software platform, which absorbs the Company’s KOSM™ and KOSM Exchange products, and the business is based on the idea of the “Spatial Web” – an open, hyper-connected, context-aware, governance-based network of humans, machines and AI. The Use of Proceeds schedule published in the Company’s Form 45 (Offering Document under the Listed Issuer Financing Exemption) filed in connection with the Offering identified individual development targets which has been consolidated into a singular development category.

Intended Use of Proceeds of July 2023 Private Placement		Actual Use of Proceeds from July 2023 Private Placement	(Over)/under expenditure
Description	CAD$	CAD$	CAD$
Development and further adoption of Spatial Web Protocols	1,185,000	7,017,168	2,472,832
Developing KOSM spatial web operating system and selected applications (GIA)	6,440,000
Research and development of active inference and deep learning models	1,865,000
Sales and marketing for customer acquisition, branding, and public relations	3,730,000	2,298,615	1,431,385
Investor relations	1,020,000	1,005,536	14,464
General and administrative	4,754,500	3,126,570	1,627,930
Unallocated working capital	2,110,500	-	2,110,500
Total	21,105,000	13,447,889	7,657,111

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

The Company raised $3,090,443 more than anticipated in the Offering, in addition to $2,449,074 in warrants and options exercised between July 1, 2023 and December 31, 2023. Combined, these differences added $5,539,517 to the Company’s expected working capital. As a result, the Company adjusted its original anticipated development and sales and marketing timeline which decreased the expected timeframe for launching Genius™ Beta to its partners.

The Company has invested $7,017,168 on the development of the GeniusTM Beta, representing 73.9% of the original combined three prior development categories. This is directly attributable to the Company expediting development.

The Company has invested $2,298,615 on sales and marketing, representing 61.6% of the original intended use of proceeds. This is directly attributable to launching the Genius™ Beta earlier than anticipated.

The Company has invested $1,005,536 on investor relations, representing 98.6% of the original intended use of proceeds. This increase is a result of sourcing additional capital and identifying capital raising opportunities, including cross listing on international exchanges in European markets.

The Company invested $3,126,570 on general and administrative expenses, representing 65.8% of the original intended use of proceeds. This is consistent with the expenditures listed above.

To date, the Company has not yet utilized any of its unallocated working capital.

The Company continues to rely on the continuation of its agreements and investor support to generate sufficient cash and cash equivalents to maintain capacity, satisfy short and long term capital requirements, and meet planned growth objectives. The Company’s decision to expedite development has resulted in the Company meeting its objective to launch GeniusTM Beta to its partners earlier than expected. The expediting of the launch of Genius is also expected to result in the available funds depleting sooner than anticipated, and the Company intends to offset this difference with additional cash generation from its capital raising initiatives.

FINANCIAL INSTRUMENTS

As of December 31, 2023, the Company’s financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, restricted share unit liability, loans payable, lease liability, and SAFE.

IFRS 13 Fair Value Measurement establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

●	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

●	Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

The fair value of cash, accounts receivable, due from related parties, and accounts payable are measured using Level 1 inputs, the fair value of restricted share unit liability is measured using Level 2 inputs, and the fair value of SAFE is measured using level 3 inputs.

The carrying value of the Company’s other financial instruments approximate their fair values due to their short-term maturities.

There were no transfers between the levels of the fair value hierarchy during the year.

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$5,718,994	$-	$-	$5,718,994
Accounts receivable	$1,270,000	$-	$-	$1,270,000
Due from related parties	$1,541,542	$-	$-	$1,541,542
Liabilities:
Accounts payable and accrued liabilities	$1,958,153	$-	$-	$1,958,153
SAFE	$-	$-	$1,025,000	$1,025,000

As of March 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
Cash	$4,397,281	$-	$-	$4,397,281
Accounts receivable	$35,000	$-	$-	$35,000
Due from related parties	$866,688	$-	$-	$866,688
Liabilities:
Accounts payable and accrued liabilities	$1,249,299	$-	$-	$1,025,000
SAFE	$-	$-	$1,025,000	$1,025,000
Convertible Debentures	$-	$4,905,334	$-	$4,905,334

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The financial instrument that potentially subjects the Company to concentrations of credit risk consists principally of cash, accounts receivable, and due from related parties. To minimize the credit risk, the Company places its cash with high-quality financial institutions. Subsequent to December 31, 2023, the Company collected $920,000 of the accounts receivable outstanding balance.

Amounts due from related parties of $1,541,542 (March 31, 2023 - $866,688) are due from companies controlled by key management personnel and as such, credit risk is assessed as low. As of December 31, 2023, management assessed that there is no need to provide a credit loss allowance.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

Contractual cash flow requirements as of December 31, 2023, were as follows:

	<1 year $	1-2 years $	2-5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	1,958,153	-	-	-	1,958,153
Leases	19,140	-	-	-	19,140
SAFE	1,025,000	-	-	-	1,025,000
Loans payable	7,752	7,752	23,256	102,757	141,517
Total	3,010,045	7,752	23,256	102,757	3,143,810

As of December 31, 2023, the Company had working capital of $7,206,302 (March 31, 2023 - $640,853).

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets denoted in Euros and Canadian dollars, and is therefore exposed to exchange rate fluctuations. As of December 31, 2023, the Company had the equivalent of $20,453 (March 31, 2023 - $18,423) in net financial liabilities denominated in Euros and $4,531,126 (March 31, 2023 - $671,405) net financial liabilities denominated in Canadian dollars.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest earned on cash balances approximate fair value rates, and the Company is not at a significant risk to fluctuating interest rates. As of December 31, 2023 and 2022, the Company does not hold any liabilities that are subject to fluctuations in market interest rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

SIGNIFICANT PROJECTS NOT GENERATING REVENUE

The Company expects to launch a private beta program of its GeniusTM software with a few select partners, with whom the Company has existing business relationships by the end of the first fiscal quarter of 2024, and thereafter expects to launch a publicly accessible beta program for a broader number of developers to ensure systems and resources are in place to meet demand at scale. A fully open beta program is expected to precipitate a full 1.0 launch of GeniusTM, which is estimated to occur in 2025. Further information regarding the projected costs and anticipated timing are explained in the Use of Proceeds From Previous Financings section.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information included in the condensed interim consolidated financial statement and this MD&A is the responsibility of management, and their preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amount of expenses during the reported period. Actual results could differ from those estimates.

CONFLICT IN UKRAINE

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from the conflict in the Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts of the pandemic and the conflict in Ukraine to the business to be limited, the indirect impacts on the economy and on the industry the company operates, and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

RELIANCE ON KEY PERSONNEL

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

CONFLICTS OF INTEREST

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA (“Business Corporations Act - British Columbia”) provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, as at the date of this MD&A, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this MD&A.

DIVIDENDS

To date, the Company has not paid any dividends on its outstanding Subordinate Voting Shares. Any decision to pay dividends on the shares of the Company will be made by the Board of Directors on the basis of the Company’s earnings, financial requirements and other conditions.

LIMITED OPERATING HISTORY

The Company was incorporated in November 2020 and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2024

OTHER RISK FACTORS

The Company is subject to a number of other risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Company’s securities. The risks and uncertainties which management considered the most material to the Company’s business are described in the section entitled, “RISK FACTORS” of the Company’s Annual Information Form filed on SEDAR on June 29, 2023.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have each delivered a certificate in form provided for in 52-109F2 - Certificate of Interim Filings with respect to the Company’s ICFR and the financial information contained in the condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 and this accompanying MD&A (together, the “Interim Filings”).

Changes in internal control over financial reporting

Since adoption on November 1, 2021, there have been no changes in the Company’s ICFR that have materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

ADDITIONAL INFORMATION

Additional information about the Company, including the financial statements, is available on the Company’s website at https://www.verses.ai and on SEDAR at www.sedarplus.ca.

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